 1-A/A LIVE 0001760903 XXXXXXXX 024-11021 CBD Brands Inc. DE 2018 0001760903 2844 83-2455880 2 0 725 N Hwy A1A Suite C-106 Jupiter FL 33477 561-406-2469 Brian S. John Other 103134.00 0.00 0.00 716.00 169313.00 8538.00 0.00 28538.00 140775.00 169313.00 0.00 73541.00 0.00 -73541.00 -0.01 0.00 M&K CPA's PLLC Common Stock 6158000 000000000 TBD N/A 0 000000000 N/A N/A 0 000000000 N/A true true Tier2 Audited Equity (common or preferred stock) Y N N Y N N 2000000 6158000 1.0000 2000000.00 0.00 0.00 0.00 2000000.00 N/A 0.00 StartEngine Primary LLC 140000.00 N/A 0.00 M&K CPA's PLLC 4000.00 Law Offices of Harold H. Martin, P.A 18000.00 N/A 0.00 TBD 0.00 291773 1833000.00 $2,000,000 less anticipated fees. StartEngine Primary LLC will also receive warrants to purchase shares of our Common Stock equal to 5% of the amount raised in the offering. true FL NY CDB Brands Inc. Common Stock $0.001 6158000 0 5,000,000 founders shares at $0.001 (par value) equals $5,000. 1,158,000 shares at $0.25. Total equals $294,500. Founders shares and private offering pursuant to Rule 506 (b) of Regualtion D under the Securities Act.